SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A


                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                           PENWEST PHARMACEUTICALS CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             COMMON STOCK, PAR VALUE
                                     $0.001
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    709754105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

 JOSEPH EDELMAN, 499 PARK AVENUE, 25TH FLOOR, NEW YORK, NY 10022, (646) 205-5300
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICE AND COMMUNICATIONS)

                                 MARCH 20, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.







-------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



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CUSIP No. 709754105                                      13D/A                            Page 2 of 8 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          PERCEPTIVE ADVISORS LLC
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*
                                                                                                           (a)
                                                                                                           (b) |X|
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO (Funds from Investment Advisory Clients).
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                                                         6,561,908
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER                                                    6,561,908
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                6,561,908
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                            20.75%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IA
--------- ------------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 709754105                                      13D/A                            Page 3 of 8 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JOSEPH EDELMAN
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a)
                                                                                                           (b) |X|

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER                                                           0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                                                         6,561,908
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER                                                      0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER                                                    6,561,908
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                6,561,908
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                            20.75%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105                                      13D/A                            Page 4 of 8 Pages
--------- ------------------------------------------------------------------------------------------------------------
15.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          SCOTT BRADLEY
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
16.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a)
                                                                                                           (b) |X|

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
17.       SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
18.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
19.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
20.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       21.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     22.
     OWNED BY             SHARED VOTING POWER                                                         54,500
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         23.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      24.
                          SHARED DISPOSITIVE POWER                                                    54,500
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
25.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                54,500
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
26.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
27.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                            .17%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
28.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105                                      13D/A                            Page 5 of 8 Pages
ITEM 1  SECURITY AND ISSUER

         This Schedule 13D/A relates to the common stock, par value $0.001 (the "Common Stock"), of Penwest Pharmaceuticals Co. (the "Issuer"). The address of the principal executive offices of the Issuer is 39 Old Ridgebury Road, Suite 11, Danbury, CT 06810-5120.

ITEM 2  IDENTITY AND BACKGROUND

         (a) The names of the persons filing this Schedule 13D/A (the "Schedule") are Perceptive Advisors LLC, a Delaware limited liability company (the "Investment Manager"), Joseph Edelman, the managing member of the Investment Manager and Scott Bradley, a principal of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

         The Investment Manager, in its capacity as investment manager of Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company (the "Fund"), and to an account at First New York Trading, LLC (the "FNY Account"), has sole power to vote and dispose of the shares of Common Stock held by the Fund and the FNY Account. The Investment Manager disclaims any economic interest in or beneficial ownership of the shares of Common Stock covered by this Schedule.

         (b) The business address of the Reporting Persons is 499 Park Avenue, 25th Floor, New York, NY 10022.

         (c) This Schedule is filed on behalf of the Investment Manager, Mr. Edelman, Mr. Bradley the Fund and the FNY Account. The Fund and the FNY Account are the record and direct beneficial owners of the shares of Common Stock reported herein. The Investment Manager is the investment manager to the Fund and the FNY Account. Mr. Edelman is the managing member of the Investment Manager and Mr. Bradley is a principal of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of each of the Fund and the FNY Account is to invest in securities.

         (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

         (f) Perceptive Advisors LLC is organized under the laws of Delaware, USA. Each of Mssrs. Edelman and Bradley is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Fund and the FNY Account purchased the shares of Common Stock in open market transactions.

CUSIP No. 709754105                                      13D/A                            Page 6 of 8 Pages


ITEM 4  PURPOSE OF TRANSACTION

         The Reporting Persons purchased the shares of Common Stock of the Issuer in the ordinary course of business.

         The Reporting Persons expect to acquire or dispose of additional shares of Common Stock via open-market transactions from time to time. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional shares of Common Stock. Such decisions will be made based on trading activity and the relative value of the shares of Common Stock, as defined by market conditions.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 6,561,908 shares of Common Stock as of March 20, 2008, which represent 20.75% of the Issuer's outstanding shares of Common Stock. Mr. Edelman beneficially owns 6,561,908 shares of Common Stock (comprised of (i) 6,291,046 shares of Common Stock held by the Fund, 54,500 of which Mr. Edelman shares dispositive power with Mr. Bradley, and (ii) 270,862 shares of Common Stock held by the FNY Account). Mr. Bradley beneficially owns 54,500 shares of Common Stock held by the Fund, all of which he shares dispositive power with Mr. Edelman.

          The percentage calculation was based on 31,621,039 shares outstanding which is the total number of shares outstanding as of March 11, 2008 as reported by the Issuer on the Form 10-K as filed with the Securities and Exchange Commission on March 17, 2008.


                                            Sole Voting Power     Shared Voting          Sole            Shared
                                                                      Power          Dispositive    Dispositive Power
                                                                                        Power
                                           -------------------- ------------------- --------------- ------------------
                                           -------------------- ------------------- --------------- ------------------
Perceptive Advisors LLC                             0               6,561,908             0             6,561,908
Joseph Edelman                                      0               6,561,908             0             6,561,908
Scott Bradley                                       0                   0                 0              54,500

     The aggregate amount of shares owned by the Reporting Persons is 6,561,908.

         (c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days.

CUSIP No. 709754105                                      13D/A                            Page 7 of 8 Pages

         During the past sixty days, the Reporting Persons effected the following purchases of shares of Common Stock in open market transactions:

---------------------------------------- -------------------------------------- --------------------------------------
                 DATE                              SHARES PURCHASED                             PRICE
---------------------------------------- -------------------------------------- --------------------------------------
           1/23/2008                                   53,600                                     7.5
           1/29/2008                                  117,500                                     4.5832
           1/30/2008                                  159,800                                     4.7447
           1/31/2008                                  150,400                                     4.9737
           2/1/2008                                    39,480                                     5.3381
           2/12/2008                                    5,000                                     4.1388
           2/19/2008                                    1,500                                     7.5
           2/20/2008                                      600                                     7.5
           3/4/2008                                    13,600                                     5.0
           3/5/2008                                    52,100                                     5.0
           3/10/2008                                  307,700                                     7.5
           3/10/2008                                   10,500                                     5.0
           3/11/2008                                   87,900                                     5.0
           3/11/2008                                1,850,000                                     3.08
           3/12/2008                                    7,400                                     5.0
           3/18/2008                                      800                                     7.5
           3/20/2008                                   11,800                                     7.5
           3/20/2008                                1,238,500                                     5.0





         (d) - (e): Not applicable.

ITEM 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated as of July 18, 2008, by and among Perceptive Advisors LLC, Joseph Edelman and Scott Bradley.

CUSIP No. 709754105                                      13D/A                            Page 8 of 8 Pages



                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 18, 2008
Date

/s/ Perceptive Advisors LLC
Signature

Joseph Edelman/Managing Member
Name/Title


July 18, 2008
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title

July 18, 2008
Date

/s/ Scott Bradley
Signature

Scott Bradley
Name/Title



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                                 INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of July 18, 2008, by and among Perceptive Advisors LLC, Joseph Edelman and Scott Bradley.

                                                     EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D/A (including amendments thereto) with regard to the shares of Common Stock of Penwest Pharmaceuticals Co., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of July 18, 2008.




July 18, 2008
Date

/s/ Perceptive Advisors LLC
Signature

Joseph Edelman/Managing Member
Name/Title


July 18, 2008
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title
July 18, 2008
Date

/s/ Scott Bradley
Signature

Scott Bradley
Name/Title
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